ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except net earnings per share)


                                                Years ended December 31
                                                1994      1993      1992

Net sales (note 8)                            $117,993   99,044   71,822
Cost of sales                                   73,375   61,771   44,407
Selling, general and administrative expenses    27,589   26,522   17,786
Research and development expenses                8,127    8,153    7,518

     Operating income                            8,902    2,598    2,111

Interest and other income                          640      210      776
Interest expense                                  (482)    (434)     (81)

     Earnings before income taxes
      and LXE minority interest                  9,060    2,374    2,806

Income taxes (note 6)                            3,712      896    1,038
LXE minority interest                            1,085       87      844

     Net earnings                             $  4,263    1,391      924

Net earnings per common and
 common equivalent share (note 5)                $ .58      .20      .10

Weighted average number of common
 and common equivalent shares (note 5)           7,043    6,856    7,331


See accompanying notes to consolidated financial statements.

ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)



                                                      December 31
                                                   1994         1993
ASSETS

Current assets:
  Cash, including interest-bearing deposits
   of $1,165 in 1994 and $2,393 in 1993         $  2,671        4,711
  Marketable securities (reverse repurchase
   agreements)                                    10,400        3,700

        Total cash and cash equivalents           13,071        8,411

  Marketable securities, at cost, which
   approximates market                               400        1,590
  Trade accounts receivable, net (note 3)         36,355       29,237
  Inventories:
    Work in process                                4,905        3,547
    Parts and materials                            6,809        8,932

        Total inventories                         11,714       12,479

  Deferred income tax benefit (note 6)               992        1,079

        Total current assets                      62,532       52,796

Marketable securities, at cost, which
 approximates market                                 -            400

Property, plant and equipment (note 4):
   Land                                            1,150        1,150
   Building and leasehold improvements            13,626       13,519
   Machinery and equipment                        47,256       43,188
   Furniture and fixtures                          3,367        3,052
                                                  65,399       60,909
   Less accumulated depreciation
    and amortization                              38,868       34,308

        Net property, plant and equipment         26,531       26,601

Other assets                                       2,142        2,098
Goodwill, net of accumulated amortization
 of $805 in 1994 and $385 in 1993 (note 2)         5,546        5,966

                                                $ 96,751       87,861

See accompanying notes to consolidated financial statements.

ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, continued
(In thousands except share data)

                                                      December 31
                                                   1994         1993
Liabilities and Stockholders' Equity

Current liabilities:
  Current installments of
   long-term debt (note 4)                      $  3,830        3,718
  Accounts payable                                10,762        8,747
  Income taxes                                     1,490          386
  Accrued compensation costs                       3,656        3,352
  Accrued retirement costs (note 7)                1,305        1,365
  Deferred revenue                                 1,147        1,020
  Other current liabilities                          976        1,104

     Total current liabilities                    23,166       19,692

Long-term debt, excluding current
 installments (note 4)                             4,592        5,060
Deferred income taxes (note 6)                     3,881        4,406

        Total liabilities                         31,639       29,158

Minority interest in LXE                           8,681        7,155

Stockholders' equity (note 5):
  Preferred stock of $1.00 par value
   per share.  Authorized 10,000,000
   shares; none issued or outstanding               -            -
  Common stock of $.10 par value per
   share.  Authorized 75,000,000 shares,
   issued and outstanding 6,821,000 in
   1994 and 6,715,000 in 1993                        682          671
  Additional paid-in capital                       9,329        8,582
Foreign currency translation adjustment             (115)          23
Retained earnings                                 46,535       42,272

        Total stockholders' equity                56,431       51,548

Commitments and contingencies (notes 2 and 7)
                                                $ 96,751       87,861

See accompanying notes to consolidated financial statements.

ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

                           ****** Three years ended December 31, 1994 ********
                                                   Foreign
                                                   currency
                                            Addi-   trans-             Total
                                           tional   lation             stock-
                            Common Stock   paid-in  adjust-  Retained  holders'
                           Shares  Amount  capital   ment    earnings  equity
Balance, December 31,
 1991                       7,200  $  720   11,386      -     39,957   52,063
Net earnings                  -       -        -        -        924      924
Exercise of common
 stock options                226      22    1,453      -        -      1,475
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -        630      -        -        630
Redemption of shares upon
 exercise of common
 stock options                (64)     (6)    (913)     -        -       (919)
Repurchase and retirement
 of common stock             (658)    (66)  (4,028)     -        -     (4,094)

Balance, December 31,
 1992                       6,704     670    8,528      -     40,881   50,079
Net earnings                  -       -        -        -      1,391    1,391
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -         14      -        -         14
Exercise of common stock
 options                       17       2       78      -        -         80
Redemption of shares upon
 exercise of common
 stock options                 (6)     (1)     (38)     -        -        (39)
Foreign currency
 translation adjustment       -       -        -        23       -         23

Balance, December 31,
 1993                       6,715     671    8,582      23    42,272   51,548
Net earnings                  -       -        -        -      4,263    4,263
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -        124      -        -        124
Exercise of common stock
 options                      106      11      623      -        -        634
Foreign currency
 translation adjustment       -       -        -       (138)     -       (138)

Balance, December 31,
  1994                      6,821   $ 682    9,329     (115)  46,535   56,431


See accompanying notes to consolidated financial statements.

ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                    Years Ended December 31
                                                    1994      1993     1992
Cash flows from operating activities:
  Net earnings                                    $ 4,263     1,391      924
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
     LXE minority interest                          1,085        87      844
      Depreciation and amortization                 5,526     5,396    5,108
      Goodwill amortization                           420       385      -
      Deferred income taxes                          (438)     (213)  (1,123)
      Changes in operating assets
       and liabilities:
          Trade accounts receivable                (7,118)   (4,619)    (778)
          Inventories                                 765    (1,160)  (2,961)
          Accounts payable                          2,015    (2,212)     248
          Income taxes                              1,582     1,830    2,342
          Accrued costs, deferred revenue,
           and other current liabilities              243       243   (1,207)
          Other                                       (87)     (122)    (364)
               Net cash provided by
                operating activities                8,256     1,006    3,033

Cash flows used in investing activities:
  Purchase of property, plant and equipment       (5,573)   (5,301)   (3,537)
  Purchase of CAL common stock from
   minority shareholders                             -        (537)      -
  Purchase of marketable securities                  -         -      (2,390)
  Proceeds from maturities of marketable
   securities                                      1,590     2,421     2,084
               Net cash used in
                investing activities              (3,983)   (3,417)   (3,843)

Cash flows from financing activities:
  Proceeds from long-term debt                       -       3,670       -
  Repayment of long-term debt                       (356)   (1,154)     (158)
  Proceeds from exercise of stock options            743        39       933
  Repurchase and retirement of common stock          -         -      (4,094)
               Net cash provided by (used in)
                financing activities                 387     2,555    (3,319)

               Net change in cash and
                cash equivalents                   4,660       144    (4,129)

Cash and cash equivalents at January 1             8,411     8,267    12,396

Cash and cash equivalents at December 31         $13,071     8,411     8,267

Supplemental disclosure of cash
 flow information:
   Cash paid in interest                         $   482       434        81

   Cash paid in income taxes                     $ 2,991     1,205       387

See accompanying notes to consolidated financial statements.


Electromagnetic Sciences, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1994, 1993 and 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the accounts of Electromagnetic Sciences, Inc., its wholly-owned subsidiary, EMS
Technologies, Inc., and its majority-owned subsidiaries, LXE Inc. and CAL Corporation (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Following is a summary of the Company's significant accounting policies:

** Revenue Recognition **
Revenues are derived from sales of the Company's products to end-users and to other manufacturers or system integrators. Revenues under certain long-term contracts, many of which provide for periodic payments under the percentage-of-completion method using the ratio of cost incurred to total estimated cost as the measure of performance. Revenues under cost-reimbursement contracts are recorded as costs are incurred and include
an estimate of fees earned.    Revenues under all other contracts are
recognized when units are delivered or services are performed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues collected in advance under service contracts are recognized over the term of the contract. To properly match revenues with costs, certain contracts may have revenue recognized in excess of billings, and other contracts may have billings in excess of revenue recognized.

** Inventories **
Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Work in process consists of raw material and production costs, including indirect manufacturing costs.

** Marketable Securities **
Marketable securities consist of municipal general obligation bonds and reverse repurchase agreements with a bank, with U.S. Government securities as the underlying assets; these marketable securities are classified as current or noncurrent depending upon their respective maturity dates. Marketable securities are carried at cost, which approximates market, because the Company intends to hold them until maturity. Securities underlying the reverse repurchase agreements are book entry securities held in trust at a bank. At December 31, 1994, all reverse repurchase agreements matured within three days. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

** Property, Plant and Equipment **
Property, plant and equipment are stated at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

** Income Taxes **
The Company provides for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

** Earnings Per Share **
Earnings per common and common equivalent share are based on the weighted average number of shares outstanding and equivalent shares derived from dilutive stock options. For purposes of calculating primary earnings per share, the Company's proportionate share of the net earnings of LXE Inc. has been adjusted to reflect the dilutive effect of LXE's outstanding stock options. Fully diluted earnings per share are not significantly different from the primary earnings per share presented.

** Goodwill **
Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over fifteen years.

** Foreign Currency Translation **
Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates. Income and expenses of the foreign subsidiaries are translated into U.S. dollars at the approximate average exchange rates which prevailed during the year presented. CAL Corporation conducts a material portion of the Company's overall business operations, and the effects of translating CAL's Canadian currency financial statements are accumulated and reported in a separate component
of stockholder's equity.   LXE Inc.'s wholly owned European subsidiaries
are sales and marketing organizations with no other material business operations, and the effects of translating the foreign currency financial statements of these subsidiaries are recognized in the consolidated statement of earnings.

** Common Stock Issued by LXE Inc. **
In the event that LXE issues shares of common stock, the Company has elected to recognize in the consolidated statements of earnings the gain or loss resulting from the Company's share of the change in LXE's book value. The Company will also provide for deferred income taxes on any such gain or loss.

(2) ACQUISITION OF CAL CORPORATION
In January 1993, the Company acquired an approximately 74% interest in CAL Corporation, a privately-held company headquartered in Ottawa, Canada, that provides a range of electronic systems for space programs and satellite-based communications networks. The cost of the Company's equity position was approximately $1.7 million in cash, of which $1.2 million was invested directly in CAL; the Company also made a $2.0 million intercompany loan to
CAL.   The Company agreed to provide CAL with additional financing through intercompany loans. If CAL's earnings exceed certain target levels over the four years ended December 31, 1996, the Company is obligated to offer to purchase all outstanding CAL shares held by other shareholders, at a formula price based on actual earnings during the four-year period; regardless of whether such target earnings are achieved, the Company will have, subject to certain conditions, the right to acquire approximately 69% of the remaining shares at a formula price that generally would be higher than the price at which the Company is obligated to offer to purchase all
remaining shares.   The acquisition was accounted for as a purchase
transaction and, accordingly, the assets and liabilities were recorded at their estimated fair value at the date of acquisition. The operations of CAL have been included in the consolidated statement of earnings since the acquisition date.

The following pro-forma (unaudited) combined results for 1992 are as if the acquisition had occurred on January 1 of that year (in thousands except loss per share):

     Net sales                  $ 95,769

     Net loss                       (986)

     Net loss per share         $   (.17)

The pro-forma results, which are based upon certain assumptions and estimates which the Company believes are reasonable, are not purported to be indicative of results that actually would have occurred had the acquisition occurred on January 1, 1992; further, these results are not intended to be a projection of future results.


(3) TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable include the following (in thousands):

                                                   December 31
                                               1994          1993

Amounts billed under contracts               $ 27,221        21,123

Unbilled revenues (substantially all to
 be billed during the following twelve
 months)                                       11,112        10,044

Deferred revenue                               (1,333)       (1,610)

Allowance for doubtful accounts                  (645)         (320)

     Trade accounts receivable, net          $ 36,355        29,237

4) LONG-TERM DEBT
The following is a summary of long-term debt (in thousands):

                                                      December 31
                                                    1994        1993

Industrial development revenue bond secured by
 land, building and equipment, due in varying
 monthly installments to March 1997, including
 interest at a rate of 79% of a prime rate not
 to exceed 13.5% and not less than 7% (7% at
 the end of 1994 and 1993)                      $   594          811

Revolving credit loan secured by land and
 building, maturing in January 1997, interest
 payable monthly at a prime rate (8.5% at the
 end of 1994 and 6% at the end of 1993)           3,770        3,770

Line of credit loan secured by the assets
 of CAL Corporation, maturing July 1995,
 interest payable at a prime rate plus 1.0%
 (8.0% at the end of 1994 and 6% at the end
 of 1993)                                         3,392        3,296

Term loan secured by certain fixed assets
 of CAL Corporation, due in installments to
 March 1997, interest payable at a prime rate
 plus 2.5% (10.5% at the end of 1994 and 8%
 at the end of 1993)                                565          759

Term loan secured by certain fixed assets of
 CAL  Corporation, due in installments to April
 1997, interest payable at a prime rate plus
 1.5% (9.5% at the end of 1994 and 7% at the
 end of 1993)                                       101          142

    Total long-term debt                          8,422        8,778

Less current installments of long-term debt       3,830        3,718

    Long-term debt,
     excluding current installments             $ 4,592        5,060


At the December 31, 1994 level of borrowing under the revolving credit loan, no repayments of principal are required until 1997. The approximate principal maturities of long-term debt for each of the next three years are $3,830,000 in 1995, $467,000 in 1996 and $4,125,000 in 1997.

At December 31, 1994, the Company had available four immediate sources of credit: $4.4 million remaining under a revolving credit mortgage loan agreement, an unused $5.0 million line of credit, a separate unused $5.0 million line of credit for LXE Inc., and a separate line of credit for CAL Corporation with approximately $900,000 remaining available, subject to satisfying certain covenants.


(5)  STOCK OPTION PLANS
The Company has granted incentive and nonqualified stock options to key employees and directors under several stock option plans. All outstanding options have been granted at 100% of fair market value on each option's grant date. All outstanding options become exercisable from one to three years after the date of grant and expire from six to twenty years after the date of grant. Some nonqualified options are contingent upon continued employment or noncompetition after retirement. Under all plans at December 31, 1994, options for a total of 752,000 shares of stock were exercisable, and options for a total of 225,000 shares were available for future grants.

Following is a summary of activity in all of the Company's stock option plans for the two years ended December 31, 1994 and 1993 (in thousands, except price per share data):

                                   Option          Total
                                    price         option
                        Shares    per share        price

Options outstanding at
 December 31, 1992        953   $ 3.63-17.00    $  6,315

Granted                   138     5.88- 6.38         881
Canceled or expired       (59)    6.38-17.00        (424)
Exercised                 (17)    3.63- 6.63         (80)

Options outstanding at
 December 31, 1993      1,015     3.63-12.62       6,692

Granted                   108     8.25- 9.00         893
Canceled or expired       (15)    6.38-12.62        (178)
Exercised                (106)    3.63- 8.00        (574)

Options outstanding at
 December 31, 1994      1,002   $ 3.63-11.50    $  6,833


LXE Inc. maintains a separate stock incentive plan which, as amended, provides 1,000,000 shares of LXE common stock for grants of restricted shares or options to directors and employees. At December 31, 1994, options for 579,000 shares of LXE stock were outstanding at prices per share ranging from $3.77 to $18.25. These options become exercisable at various dates through 2001, with 453,000 exercisable at December 31, 1994. Certain options are subject to possible acceleration to earlier exercise dates based on achievement of criteria expected to be specified in the future. All outstanding LXE options expire by 2002.

In 1989, the Company adopted a Shareholder Rights Plan, under which each outstanding share of common stock carries a contingent right to purchase additional common stock. These rights are triggered by any of the following: (i) the acquisition of at least a 20% beneficial ownership in the Company, (ii) the acquisition of an additional 2% beneficial interest by an existing 20% holder, or (iii) certain merger, consolidation or asset sale transactions, in each case without the consent of a majority of the outside members of the Company's Board of Directors not having an interest in the acquiror. Upon being triggered, each right entitles its holder (other than the acquiror and certain related parties) to buy for $30 shares having at that time a market value of $60. The rights expire on April 6, 1999, are subject to redemption by vote of the disinterested directors at a price of $.01 per right, and do not have voting power. Prior to becoming exercisable, they are not separately tradeable and do not have dilutive effect on earnings per share. In addition to the common shares issuable under the Shareholder Rights Plan, the Board of Directors may issue up to 10,000,000 shares of preferred stock, with such preferences, limitations and relative rights as may be determined by the Board.


(6)  INCOME TAXES
Total income tax expense (benefit) provided for in the Company's consolidated financial statements consists of the following (in thousands):

                                        1994      1993      1992

Consolidated income tax expense       $ 3,712      896     1,038

Income tax benefit resulting from
 exercise Of stock options credited
 to stockholders' equity and
 minority interest                       (479)     (14)     (696)

     Total                            $ 3,233      882       342

The components of income tax expense were (in thousands):

                                        1994      1993      1992
Current:
  Federal                             $ 3,312    1,058       829
  State                                   626      188       194
  Foreign                                 212      -         -

     Total current expense              4,150    1,246     1,023

Deferred:
  Federal                                (335)     (44)      201
  State                                   (70)      (6)     (186)
  Foreign                                 (33)    (300)      -

     Total deferred (benefit) expense    (438)    (350)       15

     Total income tax expense         $ 3,712      896     1,038

Income tax expense differed as follows from the amounts computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes and LXE minority interest (in thousands):

                                        1994      1993      1992
Computed "expected" income
 tax expense                         $ 3,080       807       954
Tax credits from
 research activities                    (150)     (112)      (98)
State income taxes, net of
 federal income tax benefit              330       119         5
Higher foreign tax rates                  28      (121)      -
Change in deferred tax asset
 valuation allowance                      69       (34)      -
Amortization of goodwill                 143       131       -
Other                                    212       106       177

     Income tax expense              $ 3,712       896     1,038


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below (in thousands):

                                                  1994      1993

Deferred tax assets:
  Accounts receivable                          $   442        55
  Inventories                                      251       208
  Accrued compensation costs                       427       385
  Accrued pension costs                            -           9
  Accrued restructuring charge                     -          78
  Foreign research expense and
   tax credit carryforward                       4,777     3,565
  Foreign net operating loss
   carryforward                                    241       377
  Foreign note receivable                          319       337
  Other                                             13       424

     Total gross deferred tax assets             6,470     5,438

     Valuation allowance                        (5,328)   (4,359)

     Net deferred tax assets                     1,142     1,079

Deferred tax liabilities:
  Property, plant and equipment                  1,802     2,177
  Gain from issuance of LXE stock                2,229     2,229

     Total gross deferred tax liabilities        4,031     4,406

     Net deferred tax liability               $  2,889     3,327



The valuation allowance for deferred tax assets at December 31, 1994 included $5,280,000 for tax benefits relating to the operations of CAL Corporation; any of these benefits that are subsequently recognized will be first allocated to goodwill.

Earnings before income taxes for U.S. operations were $8,817,000 in 1994 and $3,185,000 in 1993. Foreign operations reported earnings before income taxes of $243,000 in 1994 and a loss before income taxes of $811,000 in 1993. The Company's deferred tax assets include $241,000 for a cumulative $562,000 net operating loss by certain foreign operations, which may be carried forward indefinitely; management believes that these operations will generate adequate earnings within the next two years to fully realize this deferred tax asset. CAL Corporation has investment tax credits of $792,000 available to offset future Canadian taxes; these credits expire within ten years.

The Company has not recognized a deferred tax liability of approximately $510,000 for undistributed earnings totaling $9,313,000 of its 73%-owned domestic subsidiary, LXE Inc., that arose in 1992 and prior years, because the Company currently does not expect those undistributed earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of its investment.


(7)  RETIREMENT PLANS
The Company terminated its defined benefit pension plan in 1993 and established a qualified defined contribution plan. All U.S.-based employees that meet a minimum service requirement are eligible to participate in the plan. Company contributions are allocated to each participant based upon an age-weighted formula that discounts an equivalent benefit at age 65 to each employee's current age. Accumulated contributions are invested at each participant's discretion from among a diverse range of investment options offered by an independent investment firm selected by the Company.

The Company's contribution to this plan is determined each year by the Board of Directors. There is no required minimum annual contribution, but the target contribution has been approximately 5% of base payroll. The Company accrued an expense for the defined contribution plan of $1,250,000 for 1994 and $1,031,000 for 1993. For the defined benefit pension plan which was terminated, no cost was incurred in 1993 and $1,100,000 was incurred in 1992.

The Company also sponsors qualified retirement savings plans in the U.S. and Canada, in which the Company matches a portion of each eligible employee's contributions. The Company's matching contributions to these plans were $300,000 in 1994, $218,000 in 1993 and $166,000 in 1992.

(8)  BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION
Through its EMS Technologies and CAL Corporation subsidiaries, the Company designs and produces advanced communications and signal-processing electronics, with an emphasis on satellite programs; products are also produced for cellular telecommunications, radar, and military surveillance and counter-measures. Through its LXE Inc. subsidiary, the Company designs and produces wireless data communications systems for commercial materials handling operations. Following is a summary of business segment information (in thousands):

                                        1994      1993      1992
Net sales:
  Advanced communications and
   signal-processing electronics    $  54,851   53,391    27,421
  Wireless data
   communications systems              63,142   45,653    44,401

     Total                          $ 117,993   99,044    71,822


Operating income:
  Advanced communications and
   signal-processing electronics    $   2,490    2,038    (3,024)
  Wireless data
   communications systems               6,412      560     5,135

     Total                          $   8,902    2,598     2,111


Identifiable assets:
  Advanced communications and
   signal-processing electronics    $  51,010   49,996    35,855
  Wireless data
   communications systems              45,741   37,865    37,115

     Total                          $  96,751   87,861    72,970


Capital expenditures:
  Advanced communications and
   signal-processing electronics    $   2,845    2,690       878
  Wireless data
   communications systems               2,728    2,611     2,659

     Total                          $   5,573    5,301     3,537


Depreciation and amortization:
  Advanced communications and
   signal-processing electronics    $   3,478    3,662     3,350
  Wireless data
   communications systems               2,468    2,119     1,758

     Total                          $   5,946    5,781     5,108

In 1993, the Company established operations outside the U.S. Following is a summary of geographic area information, as measured by the locale of revenue-producing operations, for the years ended December 31, 1994 and 1993 (in thousands):

                                                  1994      1993
Net sales:
  United States                               $  95,715    76,727
  Canada                                         15,059    21,044
  Europe                                          7,219     1,273
     Total                                    $ 117,993    99,044

Operating income:
  United States                               $   8,458     2,315
  Canada                                            (19)      474
  Europe                                            463      (191)
     Total                                    $   8,902     2,598

Identifiable assets:
  United States                               $  81,780    76,027
  Canada                                         10,491     9,877
  Europe                                          4,480     1,957

     Total                                    $  96,751    87,861


Export sales from the U.S. to unaffiliated customers were approximately $18.1 million, $12.7 million and $9.9 million in 1994, 1993 and 1992, respectively. Exports to the U.S. by the Company's Canadian subsidiary to non-affiliated U.S. customers were approximately $1.1 million in 1994 and $1.8 million in 1993.


(9)   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Following is a summary of interim financial information for the years ended December 31, 1994 and 1993 (in thousands, except per share data):

                          *********** 1994 Quarters ended **************
                          March 31   June 30  September 30   December 31

Net sales                $ 26,240     27,389     31,076         33,288
Operating income            1,574      1,884      2,505          2,939
Net earnings                  665        751      1,145          1,702
Net earnings per share        .09        .10        .16            .23


                          *********** 1993 Quarters ended **************
                          March 31   June 30  September 30   December 31

Net sales                $ 24,226     25,883     20,956         27,979
Operating income (loss)     1,072      1,419     (1,781)         1,888
Net earnings (loss)           500        704       (767)           954
Net earnings
 (loss) per share             .07        .10       (.11)           .14
INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Electromagnetic Sciences, Inc.:

We have audited the accompanying consolidated balance sheets of Electromagnetic Sciences, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electromagnetic Sciences, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.






KPMG Peat Marwick LLP



Atlanta, Georgia
January 27, 1995

Selected Financial Data
(In thousands, except earnings (loss) per share)

                                  ******* Years ended December 31 ********
                                  1994     1993     1992     1991     1990
Net sales                      $117,993   99,044   71,822   75,340   65,342
Cost of sales                    73,375   61,771   44,407   46,506   46,372
Selling, general and
 administrative expenses         27,589   26,522   17,786   15,789   12,320
Research and development
 expenses                         8,127    8,153    7,518    6,609    4,531
Restructuring charge                -        -        -        -      3,400
     Operating income (loss)      8,902    2,598    2,111    6,436   (1,281)
Gain on initial public
 offering of LXE common stock       -        -        -      5,867      -
Interest and other income           640      210      776      831      399
Interest expense                   (482)    (434)     (81)    (164)    (195)
     Earnings (loss) before
      income taxes and
      minority interest           9,060    2,374    2,806   12,970   (1,077)
Income tax expense (benefit)      3,712      896    1,038    4,909     (408)
LXE minority interest             1,085       87      844      605      -
     Earnings (loss) from
      continuing operations
      before cumulative effect
      of change in accounting
      principle                   4,263    1,391      924    7,456     (669)
Discontinued operations:
 Loss from Gamma-f operations
  (net of taxes)                    -        -        -        (75)    (210)
 Loss on disposal of Gamma-f
  (net of taxes)                    -        -        -     (1,350)     -
     Loss from discontinued
      operations                    -        -        -     (1,425)    (210)
     Earnings (loss) before
      cumulative effect of
      change in accounting
      principle                   4,263    1,391      924    6,031     (879)
Cumulative effect at January 1,
 1991 of change in accounting
 for income taxes                   -        -        -        370      -
     Net earnings (loss)       $  4,263    1,391      924    6,401     (879)

Earnings (loss) per common
 and common equivalent shares:
   From continuing operations     $ .58      .20      .10      .98     (.09)
   From discontinued operations      -        -        -      (.19)    (.03)
   From accounting change            -        -        -       .05       -
     Net earnings (loss) per
      common and common
      equivalent shares             .58      .20      .10      .84     (.12)

Weighted average number of
 common and common equivalent
 shares                           7,043    6,856    7,331    7,605    7,069

                                  *********** As of December 31 ***********
                                  1994     1993      1992     1991     1990

Working capital                $ 39,366   33,104    32,890   33,860   30,502
Total assets                     96,751   87,861    72,970   75,147   68,157
Long-term debt (excluding
 current installments)            4,592    5,060       927    1,104    8,277
Stockholders' equity             56,431   51,548    50,079   52,063   44,093

No cash dividends have been declared or paid during any of the periods presented.

Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS
The Company operates in two business segments. One segments designs and produces advanced communications and signal processing electronics, with emphasis on satellite programs. This segment comprises two subsidiaries:
EMS Technologies, Inc. And CAL Corporation. Net sales of advanced communications and signal processing electronics were $54.9 million in 1994, $53.4 million in 1993 and $27.4 million in 1992. The other segment of the business relates to the LXE Inc. Subsidiary, which provides wireless data communications systems for commercial materials handling markets. Net sales of LXE systems and services increased to $63.1 million in 1994 from $45.6 million in 1993 and $44.4 million in 1992.

Consolidated net sales increased in 1994 from 1993 mainly because of LXE's revenue growth from European sales subsidiaries and U.S. based third-party distributors. EMS Technologies also achieved a substantial sales increase due to revenue recognized in space communications programs and other core applications; this increase was mostly offset by a decline in CAL's 1994 revenues related to the disposal of CAL's defense electronics business group in late 1993.

Consolidated net sales increased in 1993 from 1992 primarily due to the Company's acquisition in January 1993 of its 74% interest in CAL, which had 1993 net sales of $21 million; however, CAL's financial results did not materially affect consolidated net earnings. Sales for 1993 also benefited from higher revenues at EMS Technologies, particularly from space markets.

Cost of sales has remained at 62% of consolidated net sales for each of the past three years, although variations within business segments have occurred. During the period from 1992 through 1994, a more profitable contract mix at EMS and the acquisition of CAL (with its relatively lower cost-of-sales percentage) have offset the emergence of a more competitive pricing environment for LXE and higher costs associated with the initial production of LXE's current generation of products.

Selling, general and administrative expenses as a percentage of net sales decreased to 23% in 1994 from 27% in 1993 and 25% in 1992. The decrease from 1993 to 1994 resulted mainly from the benefit of a higher sales base to absorb fixed costs. A significant portion of these fixed costs relate to the Company's sales and marketing organization (including LXE's European sales subsidiaries), which had been expanded during 1993 and contributed to the higher expense percentage in 1993 compared with 1992.

Research and development expenses represent the cost of the Company's internally funded efforts. For the EMS Technologies and CAL subsidiaries, most of the research and development efforts is related to specific customer orders and is accordingly reported in cost of sales. Late in 1993, LXE substantially completed efforts on its current generation of products, which caused consolidated research and development expenses to decrease slightly in 1994 after having increased in 1993.

Interest and other income increased in 1994 compared with 1993 due to rising interest rates, favorable cash flow and a resulting higher level of cash available for investment; also contributing to the increase was a foreign currency translation gain associated with LXE's European operations. Interest income decreased in 1993 compared with 1992 due to less cash available for investment and lower interest rates. Interest expense increased in 1993 due to long-term debt owed by CAL, which was acquired in 1993.

The effective income tax rate was 41% in 1994, 38% in 1993 and 37% in 1992. The increase in the tax rate related to higher marginal tax rates on European earnings by LXE and to the reduced effect of tax credits for research and development.

LIQUIDITY AND CAPITAL RESOURCES
Higher sales and profitability in 1994 helped increase the total of cash, cash equivalents and marketable securities to $13.5 million at December 31,
1994 compared to $10.4 million at the beginning of the year.   The 1994
sales growth also caused an increase in the level of accounts receivable.

The Company made additions to plant and equipment of $5.6 million, $5.3 million and $3.5 million in 1994, 1993 and 1992, respectively. These additions were financed mainly by existing cash and cash equivalents and by cash flows from operating activities. Additions were higher in 1993 compared to 1992 due to expansion of computer capabilities and production of demo equipment for marketing LXE's current generation of products.

At December 31, 1994, the Company had available four immediate sources of credit: $4.4 million remaining under a revolving credit mortgage loan agreement, an unused $5.0 million line of credit, a separate unused
$5.0 million line of credit for LXE Inc., and a separate line of credit for CAL Corporation with approximately $900,000 remaining available, subject to satisfying certain covenants. Management believes that the Company's present liquidity, together with cash from operations and sources of external financing, will support its current business activities and capital investments plans.